OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

CGI Group Inc.
(Name of Issuer)
Class A Subordinate Shares
(Title of Class of Securities)
39945C 10 9
(CUSIP Number)
BCE Inc.
1000, rue de la Gauchetière Ouest
Bureau 3700
Montréal, Québec, H3B 4Y7
Canada
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 28, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	39945C 10 9	Page	2	of	16

1	NAMES OF REPORTING PERSONS: BCE Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		6,427,761

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		25,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,427,761

WITH	10	SHARED DISPOSITIVE POWER:

		25,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	31,427,761

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

2

CUSIP No.	39945C 10 9	Page	3	of	16

1	NAMES OF REPORTING PERSONS: 3787877 Canada Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

3

CUSIP No.	39945C 10 9	Page	4	of	16

1	NAMES OF REPORTING PERSONS: Bell Canada Pension Plan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		25,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		25,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	25,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

4

CUSIP No.	39945C 10 9	Page	5	of	16

1	NAMES OF REPORTING PERSONS: Bimcor Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		25,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		25,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	25,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

5

SIGNATURES
SCHEDULE A-1
SCHEDULE A-2
SCHEDULE A-3
Joint Filing Agreement
Share Transfer Agreement (No. 1)
Share Transfer Agreement (No. 2)
Share Transfer Agreement (No. 3)
Share Transfer Agreement (No. 4)

Item 1. Security and Issuer.
     This Amendment No. 2 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on May 14, 2004 as amended by Amendment No. 1 filed with the Securities and Exchange Commission on December 23, 2005 (such schedule, as amended, the “Schedule 13D”) by BCE Inc. (“BCE”) and 3787877 Canada Inc. (“3787877”) relating to the Class A Subordinate Shares (the “Class A Shares”) of CGI Group Inc., a company incorporated under the laws of the Province of Québec (the “Company”). This Amendment No. 2 is filed by BCE, 3787877, the Bell Canada Pension Plan (the “Plan”) and Bimcor Inc. (“Bimcor”, together with BCE, 3787877 and the Plan collectively referred to as the “Reporting Persons” and each as a “Reporting Person”). The principal executive offices of the Company are located at 1130 Sherbrooke Street West, 7th Floor, Montréal, Québec, Canada, H3A 2M8. A joint filing agreement is attached hereto as Exhibit 1 to this Schedule 13D pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     This Amendment No. 2 relates to the transfer, effective on July 28, 2006, by BCE and 3787877 to Bell Canada, a wholly-owned subsidiary of BCE, and to certain subsidiaries of Bell Canada, of 25,000,000 Class A Shares at $6.71 per share for an aggregate purchase price of $167,750,000 payable to BCE and 3787877 by the issuance of promissory notes, and the subsequent transfer, effective on the same date, of the 25,000,000 Class A Shares by Bell Canada, and certain of its subsidiaries, to the Plan under the management of Bimcor. The subsequent transfer of the Class A Shares to the Plan reduces Bell Canada’s and its subsidiaries’ 2006 cash funding contributions to the Plan. The transfer of the 25,000,000 Class A Shares by BCE and 3787877 to Bell Canada and certain of its subsidiaries, and the subsequent transfer of these shares by them to the Plan, are herein collectively referred to as the “Transactions”.
     The following amendments to Items 2, 4, 5, 6 and 7 of the Schedule 13D are hereby made.
Item 2. Identity and Background.
     Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:
     “This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed by the Reporting Persons.
     3787877 is a corporation organized under the laws of Canada, and is a wholly-owned subsidiary of BCE. The Plan is a registered pension plan organized under the laws of Canada, and is the pension plan that covers the employees of Bell Canada and certain of its subsidiaries (the “Plan members”). Bell Canada, a corporation organized under the laws of Canada, is the sponsor and administrator of the Plan. Bimcor is a corporation organized under the laws of Canada that is a wholly-owned subsidiary of BCE and that manages independently from BCE the Plan’s investments. BCE is a corporation organized under the laws of Canada.
     The address of the principal place of business of BCE is 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7. The address of the principal place of business of 3787877 is 1000, rue de la Gauchetière Ouest, Bureau 4100, Montréal, Québec, Canada H3B 5H8. The address of the principal place of business of Bell Canada, the Plan’s sponsor and administrator, is 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7. The address of the principal place of business of Bimcor is 1000, rue de la Gauchetière Ouest, Bureau 1300, Montréal, Québec, Canada H3B 5A7.
     The principal business activity of BCE is communications. The principal business of 3787877 was to serve as a holding company for securities of the Company. The principal objective of the Plan is to pay pensions to Plan members when they terminate their employment with Bell Canada or its subsidiaries or, in the event of their death, to their designated beneficiaries. The principal business of Bimcor is the management of investments of the Plan and of investments of the pension plans of other BCE group companies. BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, BCE’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia Inc., and Telesat Canada, a pioneer and leader in satellite operations and systems management.
     Set forth on Schedules A-1, A-2 and A-3 to this Amendment, and incorporated herein by reference, are lists of the executive officers and directors of BCE, 3787877 and Bimcor that contain the following information with respect to each such person: (i) name; (ii) business address; (iii) title; and (iv) citizenship.
     During the last five years, none of the Reporting Persons and, to the best of the knowledge of BCE, 3787877 and Bimcor, none of the persons named on Schedules A-1, A-2 and A-3 hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:
     “The Transactions reduce Bell Canada’s and certain of its subsidiaries’ 2006 cash funding contributions to the Plan. BCE and Bell Canada are considering entering into similar transactions in October 2006 for the transfer to the Plan of the balance of the Class A Shares held by BCE.
     BCE has no current intention to acquire additional securities of the Company. However, BCE reserves the right to change its plans and intentions with respect to the Company at any time and BCE may, from time to time, sell or acquire Class A Shares (or other securities of the Company) in public or private transactions.

     The matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.
     Except as set forth in this Item 4 (including the matters described in Item 6 which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Schedule 13D of the Exchange Act.”
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:
     “(a) Following the closing of the Transactions, BCE is the beneficial owner of 31,427,761 Class A Shares representing 10.3% of the outstanding Class A Shares; 3787877 no longer is the beneficial owner of any Class A Shares; and the Plan and Bimcor are the beneficial owners of 25,000,000 Class A Shares representing 8.2% of the outstanding Class A Shares. The calculation of the foregoing percentages is based on the approximately 304.9 million Class A Shares outstanding on July 28, 2006.
     (b) Following the closing of the Transactions, BCE has the sole power to vote or to direct the vote or dispose or direct the disposition of 6,427,761 Class A Shares. Following the closing of the Transactions, 3787877 has the shared power to vote or to direct the vote or dispose or direct the disposition of no Class A Shares. Following the closing of the Transactions, the Plan and Bimcor have the shared power to vote or to direct the vote or dispose or direct the disposition of 25,000,000 Class A Shares. Following the closing of the Transactions, BCE may be considered to have the shared power to vote or to direct the vote or dispose or direct the disposition of 25,000,000 Class A Shares. However, BCE disclaims beneficial ownership of the Class A Shares held by the Plan.
     To the best of the knowledge of BCE, 3787877 and Bimcor, the following persons named on Schedules A-1, A-2 or A-3 beneficially own the following amounts of Class A Shares and have sole voting power and sole dispositive power with respect to such shares (in each case the amount of Class A Shares accounts for less than 1% of the total outstanding amount of Class A Shares):

(i)	André Bérard	5,000 Class A Shares
(ii)	The Honourable Edward C. Lumley	4,000 Class A Shares
(iii)	Alain Bilodeau	800 Class A Shares
     (c) Except for the Transactions, there were no transactions effected in the past sixty days in this class of securities by any of the Reporting Persons. To the best of the knowledge of BCE, 3787877 and Bimcor, there were no transactions effected in the past sixty days in this class of securities by any of the persons named on Schedules A-1, A-2 and A-3 hereto.

     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons or the persons named on Schedules A-1, A-2 or A-3 other than each of the Reporting Persons or such persons named on Schedules A-1, A-2 or A-3.
     (e) Not applicable.”
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:
     “The response to Item 4 of this Schedule 13D is incorporated herein by reference.
     The Transactions were first implemented by means of Share Transfer Agreements, made effective July 28, 2006, entered into by BCE and 3787877, on one hand, and Bell Canada and certain of its subsidiaries, on the other, pursuant to which BCE and 3787877 sold 25,000,000 Class A Shares to Bell Canada and such subsidiaries at an aggregate purchase price of $167,750,000 payable by the issuance of promissory notes. A Transaction Agreement, also effective on July 28, 2006, was subsequently entered into by Bell Canada, and its subsidiaries, on one hand, and by Bell Canada in its capacity as administrator of the Plan (“Administrator”), on the other, pursuant to which the Administrator acquired, on behalf of the Plan, from Bell Canada and its subsidiaries the 25,000,000 Class A Shares for the same aggregate purchase price which was satisfied by reducing Bell Canada’s and its subsidiaries’ 2006 cash funding contributions to the Plan. The Share Transfer Agreements and the Transaction Agreement are herein collectively referred to as the “Transactions Agreements”.
     This description of the Transactions Agreements is qualified in its entirety by reference to the Transactions Agreements, copies of which have been filed as Exhibits 99.1 through 99.5 to this Amendment and are incorporated herein by reference.
     BCE and its wholly-owned subsidiaries holding any Class A Shares or Class B Shares or other securities of the Company (collectively, “Securities”) have certain registration rights with respect to the Securities held by them pursuant to the terms and conditions set forth in the Registration Rights Agreement entered into as of July 1, 1998 among BCE, Bell Canada and the Company (the “Registration Rights Agreement”).
     This description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which has been filed as Exhibit 5 to this Schedule 13D on May 14, 2004 and is incorporated herein by reference.
     Except as described above or elsewhere in this Amendment or incorporated by reference in this Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the other persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.”
Item 7. Material to be filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:
“Exhibit 99.1: Share Transfer Agreement (No. 1), made effective July 28, 2006, between BCE Inc. and Bell Canada
Exhibit 99.2: Share Transfer Agreement (No. 2), made effective July 28, 2006, between BCE Inc. and Connexim Inc.
Exhibit 99.3: Share Transfer Agreement (No. 3), made effective July 28, 2006, between BCE Inc. and Bell Mobility Inc.
Exhibit 99.4: Share Transfer Agreement (No. 4), made effective July 28, 2006, between 3787877 Canada Inc. and Bell Canada
Exhibit 99.5: Transaction Agreement, made effective July 28, 2006, between Bell Canada, in its capacity as administrator of the Bell Canada Pension Plan, Bell Canada, in its capacity as employer under the Bell Canada Pension Plan, Bell Mobility Inc. and Connexim Inc.”

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 10, 2006

BCE Inc.
By:	(signed)
	Name:	Martine Turcotte
	Title:	Chief Legal Officer

3787877 Canada Inc.
By:	(signed)
	Name:	Martine Turcotte
	Title:	President and Director

Bell Canada, as administrator of the Bell Canada Pension Plan
By:	(signed)
	Name:	Siim A. Vanaselja
	Title:	Chief Financial Officer

Bimcor Inc.
By:	(signed)
	Name:	Brian Kouri
	Title:	Vice-President Finance and Administration

SCHEDULE A-1
EXECUTIVE OFFICERS AND DIRECTORS OF
BCE INC.
The following sets forth the name, business address, title and citizenship of the directors and principal executive officers of BCE Inc. The business address of BCE Inc. is 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7.

NAME	BUSINESS ADDRESS	TITLE	CITIZENSHIP

Andre Berard	600, de La Gauchetière W., 27th Floor Montreal, Quebec, Canada H3B 4L2	Director	Canadian

Ronald A. Brenneman	150 — 6th Avenue S.W., P.O. Box 2844 Calgary, Alberta, Canada T2P 3E3	Director	Canadian

Richard J. Currie	483 Bay Street, 7th Floor, North Tower Toronto, Ontario, Canada M5G 2C9	Chairman and Director	Canadian

Anthony S. Fell	200 Bay Street, 3rd Floor, South Tower Toronto, Ontario, Canada M5J 2W7	Director	Canadian

Donna Soble Kaufman	2 St. Clair Avenue East, Suite 800 Toronto, Ontario, Canada M4T 2T5	Director	Canadian

Brian M. Levitt	1000, de La Gauchetière W., 21st Floor Montreal, Quebec, Canada H3B 4W5	Director	Canadian

The Honourable Edward C. Lumley	1 First Canadian Place, 4th Floor, P.O. Box 150 Toronto, Ontario, Canada M5X 1H3	Director	Canadian

Judith Maxwell	305 Clemow Avenue Ottawa, Ontario, Canada K1S 2B7	Director	Canadian

John H. McArthur	Gallatin Hall C1-3D, Soldiers Field Boston, Massachusetts USA 02163	Director	Canadian

Thomas C. O’Neill	33 Geraldine Court Don Mills, Ontario, Canada M3A 1N2	Director	Canadian

James A. Pattison	1067 West Cordova Street, Suite 1800 Vancouver, British Columbia, Canada V6C 1C7	Director	Canadian

Robert C. Pozen	500 Boylston Street Boston, Massachusetts USA 02116	Director	American

Michael J. Sabia	1000, de La Gauchetière W., 37th Floor Montreal, Quebec, Canada H3B 4Y7	President, CEO and Director	Canadian

Paul M. Tellier	935 de La Gauchetière W., 17th Floor Montreal, Quebec, Canada H3B 2M9	Director	Canadian

Victor L. Young	9 Primrose Place St. John’s, Newfoundland, Canada A1B 4H1	Director	Canadian

Alain Bilodeau	1000, de La Gauchetière W., 4th Floor Montreal, Quebec, Canada H3B 4Y7	Senior Vice-President and President, BCE Corporate Services	Canadian

Michael T. Boychuk	1000, de La Gauchetière W., 37th Floor Montreal, Quebec, Canada H3B 4Y7	Senior Vice-President and Treasurer	Canadian

Karyn A. Brooks	1000, de La Gauchetière W., 7th Floor Montreal, Quebec, Canada H3B 4Y7	Senior Vice-President and Controller	Canadian

Mark R. Bruneau	1000, de La Gauchetière W., 37th Floor Montreal, Quebec, Canada H3B 4Y7	Advisor — Office of the CEO	Canadian

William J. Fox	1000, de La Gauchetière W., 37th Floor Montreal, Quebec, Canada H3B 4Y7	Executive Vice-President — Communications and Corporate Development	Canadian

Lib Gibson	483 Bay Street, Floor 6N Toronto, Ontario, Canada M5G 2C9	Corporate Advisor	Canadian

Leo W. Houle	1000, de La Gauchetière W., 37th Floor Montreal, Quebec, Canada H3B 4Y7	Chief Talent Officer	Canadian

Lawson A.W. Hunter	110 O’Connor Street, 14th Floor Ottawa, Ontario, Canada K1P 1H1	Executive Vice-President and Chief Corporate Officer	Canadian

Alek Krstajic	473 Adelaide Street West, Floor 3 Toronto, Ontario, Canada M5V 1T1	Officer — Office of the CEO	Canadian

Patricia A. Olah	1000, de La Gauchetière W., 41st Floor Montreal, Quebec, Canada H3B 5H8	Corporate Secretary and Lead Governance Counsel	American

Barry W. Pickford	1000, de la Gauchetière W., 37th Floor, Montreal, Quebec, Canada H3B 4Y7	Senior Vice-President — Taxation	Canadian

L. Scott Thomson	1000, de la Gauchetière W., 37th Floor, Montreal, Quebec, Canada H3B 4Y7	Executive Vice-President — Corporate Development	Canadian

Martine Turcotte	1000, de la Gauchetière W., 38th Floor, Montreal, Quebec, Canada H3B 4Y7	Chief Legal Officer	Canadian

Siim A. Vanaselja	1000, de la Gauchetière W., 38th Floor, Montreal, Quebec, Canada H3B 4Y7	Chief Financial Officer	Canadian

Nicholas Zelenczuk	483 Bay Street, Floor 9S-Orange Toronto, Ontario, Canada M5G 2C9	Senior Vice-President — Audit and Risk Management	Canadian

SCHEDULE A-2
EXECUTIVE OFFICERS AND DIRECTORS OF
3787877 CANADA INC.
The following sets forth the name, business address, title and citizenship of the directors and executive officers of 3787877 Canada Inc. The business address of 3787877 Canada Inc. is 1000, rue de la Gauchetière Ouest, Bureau 4100, Montreal, Quebec, Canada H3B 5H8.

NAME	BUSINESS ADDRESS	TITLE	CITIZENSHIP

Martine Turcotte	1000, rue de La Gauchetière West, 38th Floor Montreal, Quebec, Canada H3B 4Y7	President and Director	Canadian

Patricia A. Olah	1000, rue de La Gauchetière West, 41st Floor Montreal, Quebec, Canada H3B 5H8	Secretary and Director	American

Michael T. Boychuk	1000, rue de La Gauchetière West, 37th Floor Montreal, Quebec, Canada H3B 4Y7	Treasurer	Canadian

Barry W. Pickford	1000, rue de La Gauchetière West, 37th Floor Montreal, Quebec, Canada H3B 4Y7	Assistant Treasurer	Canadian

SCHEDULE A-3
EXECUTIVE OFFICERS AND DIRECTORS OF
BIMCOR INC.
The following sets forth the name, business address, title and citizenship of the directors and principal executive officers of Bimcor Inc. The business address of Bimcor Inc. is 1000, rue de la Gauchetière Ouest, Bureau 1300, Montreal, Quebec, Canada H3B 5A7.

NAME	BUSINESS ADDRESS	TITLE	CITIZENSHIP

Michael T. Boychuk	1000, rue de La Gauchetière West, 37th Floor Montreal, Quebec, Canada H3B 4Y7	Chairman and Director	Canadian

Paul Gauthier	1000, rue de La Gauchetière West, 13th Floor Montreal, Quebec, Canada H3B 5A7	President and CEO and Director	Canadian

Leo W. Houle	1000, rue de La Gauchetière West, 37th Floor Montreal, Quebec, Canada H3B 4Y7	Director	Canadian

Ted H. Ignacy	1601 Telesat Court, Gloucester, Ontario, Canada, K1B 5P4	Director	Canadian

Martine Turcotte	1000, rue de La Gauchetière West, 37th Floor Montreal, Quebec, Canada H3B 4Y7	Director	Canadian

Siim A. Vanaselja	1000, rue de La Gauchetière West, 37th Floor Montreal, Quebec, Canada H3B 4Y7	Director	Canadian

Peter S. Jarvis	4831 Bay Street, Flor 9, Toronto, Ontario M5G 2E1	Chief Investment Officer	Canadian

Brian Kouri	1000, rue de La Gauchetière West, 13th Floor Montreal, Quebec, Canada H3B 5A7	VP Finance and Administration	Canadian

Harry J. Riva	483 Bay Street, Floor 9, Toronto, Ontario M5G 2E1	VP and General Counsel	Canadian